Exhibit 99.7

Mitchells & Butlers plc

Purchase of Own Securities

Mitchells & Butlers plc announces that on 17 January 2006 it purchased for cancellation 493,000 of its ordinary shares at a price of 403.3781 pence per ordinary share.